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FORM 12b-25	SEC FILE NUMBER
333-177500

CUSIP NUMBER
NOTIFICATION OF LATE FILING	829223 106

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2017

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sincerity Applied Materials Holdings Corp.
Full Name of Registrant

Former Name if Applicable

Marconistraat 16, 3029 AK
Address of Principal Executive Office (Street and Number)

Rotterdam, The Netherlands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (the “Report”) by the prescribed date of August 14, 2017, without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott Rapfogel	(212)	259-7300
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-Q for the periods ended June 30, 2017 will contain results of operations which reflect significant changes from the periods ended June 30, 2016 due to the Registrant’s corporate restructuring during the last half of 2016 and subsequent cessation of operations in 2017. During the three and six month periods ended June 30, 2017 the Registrant has no revenue, had total operating expenses of $11,160 and $108,210, respectively, and had operating losses of $11,160 and $108,210, respectively. During the three and six month periods ended June 30, 2016, the Registrant had revenues of $57,956 and $147,250, respectively, total operating expenses of $1,309,009 and $1,995,299, respectively, and had operating losses of $1,251,053 and $1,848,049 respectively.

Sincerity Applied Materials Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2017		By:	/s/ Korstiaan Zandvliet
Name: Korstiaan Zandvliet
Title: Chief Executive Officer